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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                                 Mid-States PLC
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                 Ordinary Shares, Pounds Sterling Ten Pence Each
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   00059550R1
          ------------------------------------------------------------
                                 (CUSIP Number)

                             Piper & Marbury L.L.P.
                           1251 Avenue of the Americas
                            New York, New York 10020
                        Attention: Alycia M. Vivona, Esq.
                                 (212) 835-6235
- --------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  June 4, 1996
   ---------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  00059550R1
- ------ -------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Bottin (International) Investments Limited ("Bottin")
- ------ -------------------------------------------------------------------------
- ------ -------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) |_|
                                                                      (b) |_|
- ------ -------------------------------------------------------------------------
- ------ -------------------------------------------------------------------------
3      SEC USE ONLY
- ------ -------------------------------------------------------------------------
- ------ -------------------------------------------------------------------------
4      SOURCE OF FUNDS*

       AF
- ------ -------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                 |_|
- ------ -------------------------------------------------------------------------
- ------ -------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       Bottin is a Gibraltar registered corporation.
- ------ -------------------------------------------------------------------------
                      ------- --------------------------------------------------
                      7       SOLE VOTING POWER

     NUMBER OF                9,915,000

                      ------- --------------------------------------------------
                      ------- --------------------------------------------------
       SHARES         8       SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY                -0-
                      ------- --------------------------------------------------
                      ------- --------------------------------------------------
        EACH          9       SOLE DISPOSITIVE POWER
     REPORTING
       PERSON                 9,915,000
                      ------- --------------------------------------------------
                      ------- --------------------------------------------------
        WITH          10      SHARED DISPOSITIVE POWER

                              -0-
                      ------- --------------------------------------------------
- -------- -----------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         9,915,000
- -------- -----------------------------------------------------------------------
- -------- -----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


- -------- -----------------------------------------------------------------------
- -------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         18.9%
- -------- -----------------------------------------------------------------------
- -------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
- -------- -----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1--7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

CUSIP No.   00059550R1
- ------ -------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Dermot F. Desmond
- ------ -------------------------------------------------------------------------
- ------ -------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
                                                                     (b) |_|
- -------- -----------------------------------------------------------------------
- ------ -------------------------------------------------------------------------
3      SEC USE ONLY

- ------ -------------------------------------------------------------------------
- ------ -------------------------------------------------------------------------
4      SOURCE OF FUNDS*

       PF
- ------ -------------------------------------------------------------------------
- ------ -------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                  |_|
- ------ -------------------------------------------------------------------------
- ------ -------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       Mr. Desmond is an Irish non-resident citizen.
- ------ -------------------------------------------------------------------------
                      ------- --------------------------------------------------
                      7       SOLE VOTING POWER

     NUMBER OF                9,915,000

                      ------- --------------------------------------------------
                      ------- --------------------------------------------------
       SHARES         8       SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY                -0-
                      ------- --------------------------------------------------
                      ------- --------------------------------------------------
        EACH          9       SOLE DISPOSITIVE POWER
     REPORTING
       PERSON                 9,915,000
                      ------- --------------------------------------------------
                      ------- --------------------------------------------------
        WITH          10      SHARED DISPOSITIVE POWER

                              -0-
                      ------- --------------------------------------------------
- ------ -------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         9,915,000
- ------ -------------------------------------------------------------------------
- ------ -------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


- ------ -------------------------------------------------------------------------
- ------ -------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         18.9%
- ------ -------------------------------------------------------------------------
- ------ -------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
- ------ -------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1--7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

         This amends the Statement on Schedule 13D dated March 25, 1996, as amended by Amendment No. 1 thereto (collectively, the "Schedule 13D") previously filed with the Securities and Exchange Commission by Bottin (International) Investments Limited and Mr. Dermot F. Desmond with respect to their beneficial ownership of Ordinary Shares, Pounds Sterling Ten Pence each of Mid-States PLC. In accordance with Rule 101(a)(2)(ii) of Regulation S-T promulgated under the Securities Exchange Act of 1934, as amended, this first electronically filed amendment to the previously-filed paper format Schedule 13D restates the entire text of the Schedule 13D as of the date hereof.

Item 1.  Security and Issuer.

         This statement relates to the Ordinary Shares, Pounds Sterling Ten Pence each (the "Shares") of Mid-States PLC (the "Issuer"). The principal executive offices of the Issuer are located at Masters House, 107 Hammersmith Road, London W14 0QH.

Item 2.  Identity and Background.

         This statement is being filed by Bottin (International) Investments Limited, a Gibraltar limited company, registration number 50518 ("Bottin"), with its principal business and offices at 57/63 Line Wall Road, Gibraltar. Bottin's business is that of an investment company, i.e., acquiring shares of any companies in which it takes an interest.

     The directors of Bottin are Cheam Directors Limited, Stawell Services Limited and Mr. Dermot F. Desmond. The Secretary of Bottin is Line Secretaries Limited. The registered shareholders of Bottin are Line Nominees Limited and
Line Holdings Limited, each of which owns of record 50% of the issued and outstanding ordinary shares of Bottin, all of which are beneficially owned by Mr. Dermot Desmond. Subject to the powers of Bottin's directors under its Memorandum and Articles of Association, the control of Bottin rests largely with its beneficial owner.

         Each of (i) Cheam Directors  Limited,  (ii) Stawell  Services  Limited,
(ii) Line Secretaries Limited, (iv) Line Nominees Limited and (v) Line Holdings Limited is a Gibraltar limited company with its principal business and offices at 57/63 Line Wall Road, Gibraltar. The business of each of these companies is to provide corporate management services.

         This statement is also being filed by Mr. Dermot F. Desmond, a director and the beneficial owner of 100% of Bottin. Mr. Desmond is an Irish non-resident citizen with a business address for the purpose of these transactions care of International Investment & Underwriting Limited, IFSC House, Custom House Quay, Dublin 1, Ireland. Mr. Desmond's principal occupation is that of a value investor. He is Chairman of International Investment & Underwriting Limited, IFSC House, Custom House Quay, Dublin 1, Ireland, an investment and corporate finance advisory company.

         During the last five years, neither Bottin nor Mr. Desmond nor, to the best of their knowledge, any officer or director of Bottin, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

         During the last five years, neither Bottin nor Mr. Desmond nor, to the best of their knowledge, any officer or director of Bottin, was a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds.

         Since April 4, 1996, the most recent filing on Schedule 13D, Bottin has purchased an aggregate of 1,350,000 additional Shares in consideration of 519,750 pounds sterling. The funds were supplied to Bottin by Mr. Desmond from his personal funds. No funds were borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities.

Item 4.  Purpose of Transaction.

         Mr. Desmond, through Bottin, is investing in the Issuer as part of an investment program designed to maximize the value of his investment portfolio, which consists of a range of investments in quoted and unquoted companies.

Item 5.  Interest in Securities of the Issuer.

Item 5(a).

         Bottin is the direct owner of 9,915,000 Shares, representing 18.90 percent of the total number of Shares currently issued and outstanding.

         Line Nominees Limited and Line Holdings Limited, by virtue of their record ownership of Bottin, are the indirect owners of 9,915,000 Shares, representing 18.90 percent of the total number of Shares currently issued and outstanding.

         Mr. Desmond, by virtue of his 100% beneficial ownership of Bottin, is the indirect beneficial owner of 9,915,000 Shares, representing 18.90 percent of the total number of Shares currently issued and outstanding.

         The percent calculations reported herein reflect the purchase and subsequent cancellation by the Issuer of 250,000 Shares on June 16, 1996, which reduced the total number of Shares outstanding from 52,715,751 Shares to 52,465,751 Shares and increased the percentage ownership of Bottin and Mr. Desmond from 18.81 percent to 18.90 percent.

Item 5(b).

         Bottin, by virtue of its direct ownership of the Shares, has sole power to vote and sole power to dispose of all of the 9,915,000 Shares.

         Line Nominees Limited and Line Holdings Limited, by virtue of their record ownership of Bottin and their indirect ownership of the Shares, have shared power to direct the vote and shared power to direct the disposition of all of the 9,915,000 Shares.

         Mr. Desmond, by virtue of his beneficial ownership of Bottin and his indirect beneficial ownership of the Shares, has sole power to direct the vote and sole power to direct the disposition of all of the 9,915,000 Shares.

Item 5(c).

         Since January 22, 1996, each acquisition of Shares described below was effected on the London Stock Exchange:

                         Price per                     Aggregate      Percent
            Number of      Share        Aggregate        Price        Acquired
Date         Shares      (in Pence)       Shares       (in Pounds)    (See Note)

1/22/96       50,000        43            50,000          21,500        0.09
1/22/96      100,000        43           150,000          43,000        0.28
1/23/96      100,000        43.5         250,000          43,500        0.47
1/23/96      150,000        43.5         400,000          65,250        0.76
1/23/96       50,000        43.5         450,000          21,750        0.85
1/24/96      100,000        43.5         550,000          43,500        1.04
1/24/96      125,000        44           675,000          55,000        1.28
1/24/96      100,000        44           775,000          44,000        1.47
1/24/96       50,000        44           825,000          22,000        1.57
1/29/96      150,000        44.5         975,000          66,750        1.85
1/30/96      100,000        44.5       1,075,000          44,500        2.04
1/31/96      150,000        44.5       1,225,000          66,750        2.32
1/31/96      100,000        44.5       1,325,000          44,500        2.51
2/2/96        75,000        44.5       1,400,000          33,375        2.66
2/5/96       125,000        44.5       1,525,000          55,625        2.89
2/23/96    4,150,000        35         5,675,000       1,425,500       10.77
2/28/96      550,000        37         6,225,000         203,500       11.81
3/5/96       725,000        37         6,950,000         268,250       13.18
3/6/96       200,000        37         7,150,000          74,000       13.56
3/7/96       200,000        37         7,350,000          74,000       13.94
3/14/96      100,000        37         7,450,000          37,000       14.13
3/22/96      500,000        38.5       7,950,000         192,500       15.08
3/26/96      215,000        38.5       8,165,000          82,775       15.49
4/3/96       300,000        38.5       8,465,000         115,500       16.06
4/4/96       100,000        38.5       8,565,000          38,500       16.25
5/28/96      100,000        38.5       8,665,000          38,500       16.44
6/4/96     1,000,000        38.5       9,665,000         385,000       18.33
6/4/96       250,000        38.5       9,915,000          96,250       18.81

Note: The percent calculations in this table are based on a total number of Shares outstanding at the time of purchase of 52,715,751 Shares. On June 16, 1996, the Issuer purchased and subsequently canceled 250,000 Shares, thereby reducing the total number of Shares outstanding to 52,465,751 Shares and increasing the percentage ownership of Bottin and Mr. Desmond to 18.90 percent.

Item 5(d).

         No person except for Bottin and, indirectly, Line Nominees Limited, Line Holdings Limited and Mr. Desmond, is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares owned by Bottin. There is no present intention of any such person to direct payment of any dividends by the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Shares.

         The information set forth in Item 2 of this statement is incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits.

         None.

Signature.

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:   July 10, 1996


                                     BOTTIN (INTERNATIONAL) INVESTMENTS LIMITED

                                     By:______/s/ Dermot F. Desmond____________
                                                 Dermot F. Desmond

                                     _________/s/ Dermot F. Desmond____________
                                                 DERMOT F. DESMOND